Exhibit 2

Consolidated Financial Statements
(Expressed in thousands of United States dollars)

MINEFINDERS CORPORATION LTD.

Years ended December 31, 2011 and 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment on information currently available.

Management has developed and maintains a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors, through the Audit Committee, is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

MANAGEMENT’S REPORTON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report which appears herein.

Mark H. Bailey (signed)	Greg D. Smith (signed)
President and Chief Executive Officer	Chief Financial Officer
February 23, 2012	February 23, 2012

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Minefinders Corporation Ltd.

We have audited the accompanying consolidated financial statements of Minefinders Corporation Ltd., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Minefinders Corporation Ltd.

Opinion

In our opinion, the consolidated statements present fairly, in all material respects, the consolidated financial position of Minefinders Corporation Ltd. as at December 31, 2011, December 31, 2010, and January 1, 2010 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

February 23, 2012
Vancouver, Canada

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Minefinders Corporation Ltd.

We have audited Minefinders Corporation Ltd. (the "Company")’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Minefinders Corporation Ltd.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated February 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

February 23, 2012
Vancouver, Canada

MINEFINDERS CORPORATION LTD.
Consolidated Statement of Financial Position
(Expressed in thousands of United States dollars)

		December 31,	December 31,	January 1,
	Note	2011	2010	2010

Assets

Current assets:
Cash and cash equivalents		$219,457	$126,927	$30,406
Short term investments		19,746	40,004	-
Accounts receivable	4	10,524	7,283	4,219
Inventory	5	78,034	49,525	25,765
Prepaid expenses		1,847	1,454	1,950
Total current assets		329,608	225,193	62,340

Mineral property, plant and equipment	6	267,707	240,374	219,561

Total assets		$597,315	$465,567	$281,901

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$18,730	$10,396	$9,378
Current portion of long-term debt	7	-	47,402	-
Total current liabilities		18,730	57,798	9,378

Non-current liabilities:
Long-term debt	7	30,537	46,503	71,405
Provision for closure and reclamation	8	10,144	6,965	5,045
Deferred income taxes	18	47,693	12,065	6,257
Derivative and other financial liabilities	10	31,303	57,217	46,405
Total non-current liabilities		119,677	122,750	129,112

Total liabilities		138,407	180,548	138,490

Shareholders’ Equity:
Share capital	9	505,794	416,662	272,633
Share-based payment reserve		15,715	22,045	20,488
Deficit		(62,601)	(153,688)	(149,710)
Total shareholders’ equity		458,908	285,019	143,411

Nature of operations (note 1)
Commitments and contingencies (notes 11 and 20)
Subsequent events (note 21)

Total liabilities and shareholders’ equity		$597,315	$465,567	$281,901

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Mark H. Bailey	Robert L. Leclerc
Director	Director

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Income and Comprehensive Income
(Expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2011 and 2010

	Note	2011	2010

Revenue		$241,195	$92,881

Cost of sales:	12
Production costs		72,363	44,763
Royalties		6,279	2,740
Amortization and depletion		17,124	10,094
		95,766	57,597

Mine operating earnings		145,429	35,284

Expenses:
Exploration	13	5,945	5,314
Corporate administration	14	8,133	8,481
		14,078	13,795

Income from operations		131,351	21,489

Other income (expense):
Finance income		1,348	186
Finance expense	15	(9,627)	(10,966)
Change in fair value of derivative liabilities	10	8,566	(10,812)
Exchange of convertible notes	7	-	25
Loss on disposal of assets		-	(11)
Foreign exchange		(532)	2,083
		(245)	(19,495)

Income before income taxes		131,106	1,994

Income tax expense	18	40,019	5,972

Net income (loss) and comprehensive income (loss) for the period		$91,087	$(3,978)

Income (loss) per share:	19
Basic		$1.12	$(0.06)
Diluted		1.00	(0.06)

Weighted average shares outstanding:	19
Basic		81,159,911	66,311,998
Diluted		91,237,155	66,311,998

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of United States dollars)

Years ended December 31, 2011 and 2010

	Share capital
			Share-based
			payment
	Shares	Amount	reserve	Deficit	Total

Balance, January 1, 2010	65,773,032	$272,633	$20,488	$(149,710)	$143,411

Exercise of share options	281,224	2,589	(1,277)	-	1,312
Exercise of warrants	1,150	6	-	-	6
Share-based compensation	-	-	2,834	-	2,834
Issue of common shares for cash, net of $10,081 in share issue costs	13,650,000	141,434	-	-	141,434
Net loss and comprehensive loss	-	-	-	(3,978)	(3,978)

Balance, December 31, 2010	79,705,406	416,662	22,045	(153,688)	285,019

Exercise of share options	1,256,472	17,312	(7,480)	-	9,832
Exercise of warrants	1,769,850	22,028	-	-	22,028
Conversion of convertible notes	4,202,199	49,792	-	-	49,792
Share-based compensation	-	-	1,150	-	1,150
Net income and comprehensive income	-	-	-	91,087	91,087

Balance, December 31, 2011	86,933,927	$505,794	$15,715	$(62,601)	$458,908

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2011 and 2010

	2011	2010

Cash provided by (used in):

Operations:
Net income(loss) for the period	$91,087	$(3,978)
Adjustments for:
Amortization and depletion	17,124	10,094
Unrealized foreign exchange loss (gain)	318	(405)
Share-based compensation	1,150	2,834
Fair value change on derivative liabilities	(8,566)	10,812
Finance income	(1,348)	(186)
Finance expense	9,627	10,966
Income tax expense	40,019	5,972
Other	-	(14)
Changes in non-cash working capital balances:
Accounts receivable	(3,241)	(3,064)
Inventory	(25,394)	(17,926)
Prepaid expenses	(393)	496
Accounts payable and accrued liabilities	690	1,194
Finance expense paid	(3,682)	(5,034)
Finance income received	1,348	186
	118,739	11,947

Investments:
Purchase of mineral property, plant and equipment	(41,394)	(35,367)
Purchase of short term investments	(20,000)	(40,004)
Redemption of short term investments	40,203	-
	(21,191)	(75,371)

Financing:
Net proceeds on issue of common shares	18,586	142,752
Finance fees paid on issue of convertible notes	-	(212)
Payment of convertible notes	(6,339)	-
Drawdown of revolving credit facility	-	17,000
Repayment of revolving credit facility	(17,000)	-
	(4,753)	159,540

Effect of exchange rates on cash and cash equivalents	(265)	405

Increase in cash and cash equivalents	92,530	96,521

Cash and cash equivalents, beginning of period	126,927	30,406

Cash and cash equivalents, end of period	$219,457	$126,927

Supplemental information:
Non-cash investing and financing activities:
Increase in provision for closure and reclamation included in mineral property, plant and equipment	$2,925	$1,689
Purchase of mineral property, plant and equipment included in accounts payable and accrued liabilities	3,478	239
Conversion of convertible notes to equity	49,792	-
Exchange of convertible notes	-	29,338
Reclassification of warrant liability to equity	13,276	-

See accompanying notes to consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the production and sale of gold and silver and the exploration, development and acquisition of mineral deposits.

The Company's primary asset is its 100% owned Dolores gold and silver mine which commenced commercial production on May 1, 2009.

The Company expects that revenues from production will finance the operation of the Company. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of preparation:

(a)	Statement of compliance:

The Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, effective January 1, 2011. These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS and IFRS 1, First Time Adoption of International Financial Reporting Standards, has been applied.

Prior period annual financial statements were prepared in accordance with Canadian generally accepted accounting standards ("Canadian GAAP") but have been restated to be presented in accordance with IFRS. An explanation of the impact of transition from Canadian GAAP to IFRS is included in note 22.

These consolidated financial statements were approved by the Company’s Board of Directors on February 23, 2012.

(b)	Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as explained in the significant accounting policies in note 3.

(c)	Functional currency and presentation currency:

These consolidated financial statements are presented in United States dollars, except as otherwise noted, which is the functional currency of the Company and its subsidiaries. All financial information is rounded to the nearest thousands except share and per share amounts.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates include the determination of impairment of long-lived assets, closure and reclamation provisions, valuation of derivative instruments and valuation of inventories. Key judgments and estimates made by management with respect to these areas have been disclosed in the notes to these financial statements as appropriate.

The determination of mineral reserves also requires the use of estimates. The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Reserves are used in the calculation of amortization and depletion, impairment assessments and forecasting the timing of payment of mine closure and reclamation costs. There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may result in changes to the reserve estimates.

(e)	New standards and interpretations not yet adopted:

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, including IAS 1 Presentation of Financial Statements, IAS 19 Employee Benefits, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interest of Other Entities, IFRS 13 Fair Value Measurement, and IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Company, except for IFRS 9 Financial Instruments (“IFRS 9”), which becomes mandatory for the Company’s 2015 consolidated financial statements and could change the classification and measurement of financial assets and IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine which becomes mandatory for the Company’s 2013 consolidated financial statements and could change the accounting for stripping costs. The extent of the effects of IFRS 9 and IFRIC 20 on the consolidated financial statements have not been determined.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for purposes of the transition to IFRS.

(a)	Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Minefinders S.A. de C.V., Compañia Minera Dolores S.A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C.V., Servicios Operativos La Bolsa S.A. de C.V. (all in Mexico), MFL Metals Trading Ltd. (in Barbados) and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

(b)	Foreign currency translation:

Transactions in foreign currencies are translated to the United States dollar using exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the United States dollar at the exchange rate on that date. Exchange gains and losses are recognized in net income or loss. Foreign currency gains and losses are reported on a net basis.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the United States dollar at the exchange rate in effect at the date the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical costs are translated using the exchange rate at the date of the transaction.

(c)	Revenue:

Revenue from the sale of gold and silver is recognized when persuasive evidence of an arrangement exists indicating that there has been a transfer of risks and rewards to the buyer, no further work is required by the Company, the quantity of metal sold and the sales price are fixed and collectability is reasonably assured.

(d)	Inventory:

Supplies inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Stockpiled ore is coarse ore that has been extracted from the mine and is available for further processing. Stockpiled ore is valued at the lower of average production cost and net realizable value. The cost of stockpiled ore includes the cost of mining the ore and associated amortization and depletion. Costs based on the average cost per tonne stockpiled are removed from stockpiled ore and added to work in process inventory when stockpiled ore is crushed.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued):

(d)	Inventory (continued):

Work in process inventory, which includes crushed ore, ore on leach pads and material currently in the process of being converted to a saleable product (gold and silver doré), is valued at the lower of average production cost and net realizable value. Costs included in work in process inventory include mining and processing costs, including the cost of stockpiled ore crushed, and associated amortization and depletion. Costs based on the average cost per contained recoverable ounce of gold and silver are removed from work in process inventory as gold and silver doré is produced. The quantity of recoverable gold and silver in process is an estimate based on the expected grade and recovery of gold and silver from the ore placed on the leach pad. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. However, the estimate of recoverable gold and silver placed on the leach pad is reconciled to actual gold and silver production, and, if necessary, the estimates are refined based on actual results over time.

Finished goods inventory is metal available for sale and is valued at the lower of average production cost and net realizable value. The cost of finished goods inventory includes the average cost of work-in-process inventories incurred prior to refining plus applicable refining costs.

Write-downs of inventory are reported in current period costs. The Company may reverse a write-down in the event that there is a subsequent increase in the net realizable value of the inventory.

(e)	Cash and cash equivalents:

Cash and cash equivalents consist of cash and redeemable deposits with a maturity of ninety days or less at acquisition.

(f)	Mineral property, plant and equipment:

(i)	Exploration and evaluation:

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to mineral property. Exploration and evaluation expenditures incurred subsequent to completion of a positive economic analysis, including exploratory drilling and related expenditures, are capitalized as mineral property in the accounting period the expenditure is incurred if management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company.

Management reviews the carrying value of capitalized exploration and evaluation costs at least annually. The review is based on the Company’s intentions for development of the undeveloped property.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all costs associated with the project net of any impairment provisions are written off.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued):

(f)	Mineral property, plant and equipment (continued):

(ii)	Mineral property costs:

Mine development costs, including reclassified mineral property acquisition costs, and capitalized exploration and evaluation costs are recorded at cost less accumulated amortization and accumulated impairment losses. Costs associated with the commissioning of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the way intended by management.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials (“stripping costs”) in order to access the ore body. During the development of a mine, stripping costs are capitalized. During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods and would not have otherwise been accessible, which are capitalized.

(iii)	Plant and equipment:

Plant and equipment is carried at cost less accumulated amortization and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located, and, where applicable, borrowing costs.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is written off. Costs associated with routine repairs and maintenance of plant and equipment are expensed as incurred.

(iv)	Amortization and depletion:

Mineral property costs, excluding stripping costs capitalized during the production phase of a mine, and leach pads are amortized when commercial production begins using the unit-of-production method based on estimated proven and probable recoverable reserves. Stripping costs capitalized during the production phase of a mine are depleted on a unit-of-production method over the reserves that directly benefit from the stripping activity.

Plant and equipment, including major components, are depreciated using the straight-line method over their estimated useful lives, typically ranging from 5 to 15 years.

Amortization methods and useful lives are reviewed at each annual reporting date and adjusted as appropriate.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued):

(g)	Provisions:

(i)	Provision for closure and reclamation:

The mining, extraction and processing activities of the Company give rise to closure and reclamation obligations. Provisions for closure and reclamation costs are recognized at the time the legal or constructive obligation first arises which is generally at the time that environmental disturbance occurs. Upon initial recognition of the provision, the corresponding cost is added to the carrying amount of mineral property, plant and equipment and is amortized using the same method as applied to the specific asset. Following the initial recognition of the provision, the carrying amount is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of changes to the discount rate and the amount or timing of the cash flows are recognized in mineral property, plant and equipment.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendments to laws and regulations, changes in technology, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available.

(ii)	Other provisions:

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance expense.

(h)	Share-based payments:

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of stock options. The cost of these stock options is measured using the estimated fair value at the date of the grant determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. The costs are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. The corresponding credit for these costs is recognized in the share-based payment reserve in shareholders’ equity.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued):

(h)	Share-based payments (continued):

Share based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

(i)	Financial assets:

Financial assets, other than derivatives, are classified as available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as available-for-sale are measured at fair value on initial recognition plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income (loss), except for financial assets that are considered to be impaired in which case the loss is recognized in net income or loss. The Company has not classified any assets as available for sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method. The Company’s cash and cash equivalents and accounts receivables are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in income or loss. Transaction costs are expensed for assets classified as FVTPL. The Company’s short term investments are classified as FVTPL.

(j)	Financial liabilities:

Financial liabilities, other than derivatives, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s trade and other payables, debt component of the convertible notes and revolving credit facility are measured at amortized cost.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in net income or loss. The Company has not designated any financial liabilities as FVTPL.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued):

(k)	Convertible notes:

The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The embedded derivative is recognized initially at its fair value. The debt liability component is recognized initially as the difference between the fair value of the convertible notes as a whole and the value of the embedded derivative. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest rate method.

Interest, gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. No gain or loss is recognized on reclassification.

(l)	Derivatives:

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

(m)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(n)	Impairment:

(i)	Non-financial assets:

The carrying amounts of the Company’s non-financial assets, other than inventory and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash-generating unit”). This generally results in the Company evaluating its non-financial assets on a mine by mine basis.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued):

(n)	Impairment (continued):

(i)	Non-financial assets (continued):

An impairment loss is recognized if the carrying amount of an asset or a cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reduced if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(ii)	Financial assets:

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be measured reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against accounts receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of the impairment loss to decrease, the decrease is reversed through profit or loss.

(o)	Finance income and finance expense:

Finance income comprises interest income on funds invested and interest received on loans and receivables. Interest income is recognized as it accrues in profit or loss, using the effective interest method. For cash flow purposes, finance income is classified as an operating activity.

Finance expense comprises interest expense on borrowings, unwinding of the discount on provisions and the convertible notes, and other borrowing costs. Borrowing costs that are attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the related item of mineral property, plant and equipment. For cash flow purposes, finance expense is classified as an operating activity.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued):

(p)	Income tax:

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is determined using the balance sheet liability method, recognizing temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and temporary differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences between when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(q)	Earnings (loss) per share:

Basic earnings (loss) per share (“EPS”) is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise convertible notes, warrants and share options granted to employees. The dilutive effect of options and warrants assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options or warrants. The dilutive effect of common shares issuable on conversion of convertible notes assumes that the instruments are converted at the beginning of the period and the profit or loss and weighted average common shares outstanding are adjusted by the related finance costs and changes in fair value related to the derivative component of convertible notes that would not be incurred subsequent to conversion and the shares to be issued on conversion, respectively.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

3.	Significant accounting policies (continued):

(r)	Segment reporting:

An operating segment is defined as a component of the Company that engages in business activities from which it may earn revenues and incur expenses, whose operating results are reviewed regularly by the Company’s executive management, and for which discrete financial information is available. The Company has determined that it has one operating segment, the acquisition, exploration, development and production of gold and silver mineral properties, the majority of which occurs in Mexico. The Company’s corporate head office earns nominal revenues that are considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment.

4.	Receivables:

Of the $10,524 in receivables (December 31, 2010 - $7,283, January 1, 2010 - $4,219), $9,823 (December 31, 2010 - $6,516, January 1, 2010 - $3,718) is value added tax (“VAT”) paid in Mexico on goods and services for the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities. The Company received refunds of VAT totalling $14,480 (December 31, 2010 - $12,006) during the year.

5.	Inventory:

	December 31,	December 31,	January 1,
	2011	2010	2010

Supplies	$11,257	$4,998	$5,812
Ore stockpiles	7,087	2,197	1,325
Work in process	59,495	41,845	18,488
Finished goods	195	485	140

Total inventory	$78,034	$49,525	$25,765

There have been no write-downs of inventory during the year. Of the $59,495 (December 31, 2010 -$41,845, January 1, 2010 - $18,488) in work in process inventory, $8,436 (December 31, 2010 - $nil, January 1, 2010 - $nil) is not expected to be processed within one year.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

6.	Mineral property, plant and equipment:

Net carrying costs at December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

				Exploration
	Mineral	Plant and	Capitalized	and
	property	equipment	stripping	evaluation	Total
Cost
Balance at January 1, 2010	$108,331	$131,631	$2,942	$98	$243,002
Additions	6,390	17,079	14,760	-	38,229
Disposals	(217)	(67)	-	-	(284)

Balance at December 31, 2010	114,504	148,643	17,702	98	280,947
Additions	6,225	28,507	13,893	-	48,625
Disposals	-	(263)	-	-	(263)

Balance at December 31, 2011	$120,729	$176,887	$31,595	$98	$329,309

Accumulated amortization
Balance at January 1, 2010	$5,558	$17,883	$-	$-	$23,441
Amortization	5,657	11,379	163	-	17,199
Disposals	-	(67)	-	-	(67)

Balance at December 31, 2010	11,215	29,195	163	-	40,573
Amortization	8,338	11,821	980	-	21,139
Disposals	-	(110)	-	-	(110)

Balance at December 31, 2011	$19,553	$40,906	$1,143	$-	$61,602

Net book value
At January 1, 2010	$102,773	$113,748	$2,942	$98	$219,561
At December 31, 2010	103,289	119,448	17,539	98	240,374
At December 31, 2011	101,176	135,981	30,452	98	267,707

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

6.	Mineral property, plant and equipment (continued):

At December 31, 2011, net book value of mineral property, plant and equipment in the amount of $35,800 is not currently subject to amortization.

Mineral property, plant and equipment relates to the following:

(a)	Mexico properties:

(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (“NSR”) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 40 mineral concessions, including the La Bolsa and La Virginia properties, totaling 135,825 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)	United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

7.	Long-term debt:

	December 31,	December 31,	January 1,
	2011	2010	2010

Convertible notes (a)	$30,537	$76,905	$71,405
Scotia Capital revolving credit facility (b)	-	17,000	-

Balance of long-term debt	30,537	93,905	71,405
Current portion (a)	-	(47,402)	-

Total long-term debt	$30,537	$46,503	$71,405

(a)
In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes (the “2011 Notes”) maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses aggregating $3,451, for net proceeds of $81,549. Interest was payable semi-annually in arrears on June 15 and December 15 of each year. The notes were convertible into common shares at approximately $10.88 per share. The conversion feature was classified as a derivative as the Company had the option to settle in cash all or part of the obligation to issue shares on exercise by the holder of the conversion option (note 10).

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

7.	Long-term debt (continued):

(a)	Continued:

On November 3, 2010, the Company completed the exchange of an aggregate of $32,941 of the principal due under the 2011 Notes for new unsecured convertible senior notes of an aggregate principal amount of $36,235, due December 15, 2015 (the “2015 Notes”). The 2015 Notes bear interest at 4.5%, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The 2015 Notes are convertible into common shares at approximately $11.97 per share.

As of December 15, 2011, the Company had fully settled the outstanding principal and interest of the 2011 Notes. On November 3, 2011 and December 14, 2011, a total of 4,202,199 shares were issued on conversion of $45,720 in principal of the 2011 Notes with $6,339 paid in cash for notes not converted.

As at December 31, 2011, 3,027,152 common shares are issuable upon conversion of the 2015 Notes and additional shares may become issuable following the occurrence of certain corporate acts or events including a change in control (note 21). On conversion, the Company has the option to settle all or a portion of the obligation in cash.

The interest and principal amounts of the 2015 Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. Measurement of the derivative liability is discussed in note 10. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the 2015 Notes. The difference between the $30,537 (December 31, 2010 - $29,503) carrying value and the $36,235 face value of the 2015 Notes is $5,698 (December 31, 2010 - $6,732). The unwinding of the discount is recognized as finance expense over the terms of the notes using an effective interest rate of 9.2%.

2011 and 2015 Notes, debt liability component	2011	2010

Balance, beginning of year	$76,905	$71,405
Notes extinguished	(6,339)	(29,539)
Notes issued (net of issue costs)	-	29,338
Notes converted to common shares	(45,720)	-
Unwinding of discount for period	5,691	5,701

Balance, end of year	$30,537	$76,905

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

7.	Long-term debt (continued):

(b)
On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). On December 9, 2010, the Company renewed the facility, extending the term an additional three years to December 2013. The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on the type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $344,944 which is comprised of inventories and mineral property, plant and equipment at Dolores.

As at December 31, 2011, $nil (December 31, 2010 - $17,000, January 1, 2010 - $nil) was outstanding on the credit facility.

8.	Provision for closure and reclamation:

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future closure and reclamation obligation arising from its activities to December 31, 2011, to be $10,144 (December 31, 2010 - $6,965, January 1, 2010 - $5,045). The present value of the future closure and reclamation obligation as at December 31, 2011 assumes a discount rate specific to the liability of 2.23%, an inflation rate of 2.50%, an undiscounted amount to settle the obligation of $13,072 and the commencement of closure and reclamation activities in 11.50 years.

Provision for closure and reclamation	2011	2010

Balance, beginning of year	$6,965	$5,045

Liabilities incurred in the period	1,103	1,354
Unwinding of discount for the period	254	231
Change in liability due to change in discount rates and cash flow estimates	1,822	335

Balance, end of year	$10,144	$6,965

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

9.	Share capital:

At December 31, 2011, the Company had unlimited authorized common shares and 86,933,927 shares with no par value outstanding (December 31, 2010 – 79,705,406, January 1, 2010 – 65,773,032). All per share amounts included in this note 9 are in Canadian dollars which, at December 31, 2011, is equivalent to 0.97756 US dollars.

(a)	Share purchase warrants:

During the year ended December 31, 2011, 1,769,850 (2010 –1,150) warrants at a price of CDN$5.00 were exercised for cash proceeds of $8,752 (2010 - $6). As at December 31, 2011, there were 2,828,500 warrants outstanding which expired on January 3, 2012 (December 31, 2010 – 4,598,350, January 1, 2010 – 4,599,500). Subsequent to December 31, 2011, 2,825,500 warrants were exercised for proceeds of CDN$14,127.

(b)	Stock options:

The Corporation has an incentive stock option plan dated April 16, 2003, as amended (the “2003 Plan”) and an incentive stock option plan dated May 20, 2011 (the “2011 plan”). Under the 2003 and 2011 Plans, 5,574,000 and 6,000,000 common shares, respectively, are reserved for issuance. Under both plans, the term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading day immediately preceding the date on which the option is granted. At December 31, 2011, options to purchase 2,898,413 common shares are outstanding. 139,000 common shares under the 2003 Plan and 4,812,500 common shares under the 2011 Plan are available for future awards of options.

		Weighted average
	Number	exercise price
	of options	(CDN$)

Outstanding, January 1, 2010	3,948,500	$9.45

Granted	640,000	9.93
Cancelled	(510,000)	10.62
Exercised for cash	(198,500)	6.78
Exercised - cashless	(355,000)	7.95

Outstanding, December 31, 2010	3,525,000	9.66

Granted	1,195,000	15.40
Cancelled	(77,500)	11.44
Exercised for cash	(994,087)	9.66
Exercised - cashless	(750,000)	9.19

Outstanding, December 31, 2011	2,898,413	$12.10

Exercisable, December 31, 2011	1,710,913	$9.80

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

9.	Share capital (continued):

(b)	Stock options (continued):

Of the 1,744,087 (2010 – 553,500) options exercised during the year ended December 31, 2011, 750,000 (2010 – 355,000) vested options were exercised by the holders in exchange for the issue of 262,385 (2010 – 82,724) common shares by way of a cashless option exercise. The Company accounted for the 487,615 (2010 – 272,276) shares not issued on exercise of the options as a deemed re-purchase of these shares at the market value on the date of exercise. On the re-purchase of these shares the Company recognized a net $56 debit (2010 - $486 credit) to share based payment reserve, being the excess of their carrying value over the deemed cost.

At December 31, 2011, the following stock options were outstanding and exercisable.

	Options Outstanding		Options Exercisable

Number	Exercise price (CDN$)	Expiry date

645,913	9.57	September 5, 2012	645,913
135,000	10.58	May 7, 2013	135,000
495,000	9.76	May 7, 2013	495,000
385,000	10.02	May 19, 2015	385,000
50,000	9.52	September 1, 2015	50,000
1,187,500	15.40	September 27, 2016	-

2,898,413			1,710,913

(c)	Share-based compensation:

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 1,195,000 options during the year ended December 31, 2011 (2010 – 640,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

		2011		2010

Risk-free rate		1.17%		2.33%
Dividend yield		nil		nil
Forfeiture rate		5%		nil
Volatility factor of the expected market price of the Company’s common shares		53%		52%
Weighted average expected life of the options (months)		45		59
Weighted average fair value per share	CDN$	6.18	CDN$	4.67

As of December 31, 2011, the non-vested share-based compensation expense not yet recognized was $5,718 which is expected to be recognized over the next 33 months.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

9.	Share capital (continued):

(d)	Capital management:

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers long-term debt and the items included in the consolidated statement of changes in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets to reduce debt or return capital to shareholders. As at December 31, 2011, the Company is not subject to externally imposed capital requirements.

10.	Derivative and other financial liabilities:

	December 31,	December 31,	January 1,
	2011	2010	2010

Share purchase warrants (note 9)	$15,922	$28,145	$25,166
Conversion feature on convertible notes (note 7)	15,381	29,072	21,239

Total derivative liabilities	$31,303	$57,217	$46,405

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the warrants is determined using the warrant price on the Toronto Stock Exchange. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

	Conversion
	option	Warrants	Total

Balance, January 1, 2010	$21,239	$25,166	$46,405
Change in fair value	7,833	2,979	10,812

Balance, December 31, 2010	29,072	28,145	57,217
Exercise of warrants	-	(13,276)	(13,276)
Conversion of notes	(4,072)	-	(4,072)
Change in fair value	(9,619)	1,053	(8,566)

Balance, December 31, 2011	$15,381	$15,922	$31,303

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

11.	Financial instruments:

(a)	Financial assets and liabilities:

	December 31,	December 31,	January 1,
	2011	2010	2010

Financial assets:
Cash and cash equivalents	$219,457	$126,927	$30,406
Short term investments	19,746	40,004	-
Accounts receivable	10,524	7,283	4,219

Total financial assets	$249,727	$174,214	$34,625

Financial liabilities:
Accounts payable and accrued liabilities	$18,730	$10,396	$9,378
Convertible notes	30,537	76,905	71,405
Revolving credit facility	-	17,000	-
Derivative and other financial liabilities	31,303	57,217	46,405

Total financial liabilities	$80,570	$161,518	$127,188

The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

Short term investments and the warrants are stated at fair value and classified within Level 1. The fair value of the conversion option is classified within Level 2. There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments. The fair value of the debt liability of the 2015 Notes is $30,680 at December 31, 2011 (December 31, 2010 – $29,494) using a market rate of 9.3%.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

11.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

(i)	Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents, short term investments and accounts receivable and the carrying value of these investments represents the maximum exposure to credit risk. Credit risk exposure is limited through maintaining its cash and equivalents and short term investments with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government.

(ii)	Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents, short term investments and available cash under the revolving credit facility. The Company believes that these sources, in addition to revenues earned at the Dolores Mine, will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2011:

	Within 1			Over 5	2011
	year	2 - 3 years	4 - 5 years	years	Total

Accounts payable and accrued liabilities	$18,730	-	-	-	$18,730
Provision for closure and reclamation, non-discounted	-	-	-	13,072	13,072
Convertible notes, including interest	1,631	3,261	37,866	-	42,758
Minimum rental and lease payments	269	296	296	-	861

	$20,630	3,557	38,162	13,072	$75,421

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

11.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, commodity price risk and equity price risk.

Foreign currency risk:

The Company’s operations in Mexico, Canada and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010

Financial assets
Canadian dollars	$30,487	$114,711	$7,537
Mexican pesos	42,841	7,330	4,876

	$73,328	$122,041	$12,413

Financial liabilities
Canadian dollars	$16,563	$29,406	$26,156
Mexican pesos	9,170	8,753	4,250

	$25,733	$38,159	$30,406

Of the financial assets listed above, $30,424 (December 31, 2010 - $74,707, January 1, 2010 –$7,500) represents cash and cash equivalents held in Canadian dollars, and $32,078 (December 31, 2010 - $360, January 1, 2010 - $383) represents cash held in Mexican pesos. The remaining cash and cash equivalents are held in US dollars.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

11.	Financial instruments (continued):

(b)	Financial instrument risk exposure and risk management (continued):

(iii)	Market risk (continued):

As at December 31, 2011, with other variables unchanged, a 10% increase in the US dollar against the Canadian dollar would result in a decrease in income for the period of $1,392. A 10% increase in the US dollar against the Mexican peso would result in a decrease in income for the period of $3,367.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.

With respect to financial liabilities, the convertible notes are not subject to interest rate risk given the fixed rate of 4.5% per annum. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. As no amount is outstanding on the facility there is no interest rate risk to the Company at December 31, 2011.

Commodity price risk:

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not and does not engage in hedging activities to reduce its exposure to commodity price risk.

Equity price risk:

Fair value changes in the Company’s derivative liabilities related to the outstanding warrants and the conversion feature of the convertible notes are subject to equity price risk. Changes in the market price of the Company’s publicly traded warrants may have a material effect on the fair value of the associated derivative liability and on net income. Changes in the market price of the Company’s publicly traded common shares may have a material effect on the fair value of the conversion feature of the convertible notes and on net income.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

12.	Cost of sales:

Cost of sales for the Company consists of the following components by nature:

Year ended December 31,	2011	2010

Production costs:
Employee salaries and benefits	$11,868	$9,300
Share-based payments	252	506
Other mining, processing, and mine site general and administrative costs	92,547	67,216
Capitalized stripping costs	(13,170)	(13,517)
Change in inventory	(19,134)	(18,742)
Total production costs	72,363	44,763

Royalties	6,279	2,740
Amortization and depletion	17,124	10,094

Total cost of sales	$95,766	$57,597

13.	Exploration:

Exploration for the Company consists of the following components by nature:

Year ended December 31,	2011	2010

Employee salaries and benefits	$1,743	$1,291
Share-based payments	192	548
Drilling, assays and other exploration costs	4,010	3,475

Total exploration	$5,945	$5,314

14.	Corporate administration:

Corporate administration for the Company consists of the following components by nature:

Year ended December 31,	2011	2010

Employee salaries and benefits	$3,326	$3,483
Share-based payments	706	1,780
Professional fees, corporate communications and other corporate administration costs	4,101	3,218

Total corporate administration	$8,133	$8,481

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

15.	Finance expense:

The finance expense for the Company is comprised of the following:

Year ended December 31,	2011	2010

Unwinding of convertible note discount	$5,691	$5,701
Interest on convertible note	2,868	3,821
Unwinding of discount on provision for closure and reclamation	254	231
Other	814	1,213

Total finance expense	$9,627	$10,966

16.	Key management personnel compensation:

Key management personnel include executive officers and directors of the Company. Compensation of the Company’s key management personnel is comprised of the following:

Year ended December 31,	2011	2010

Executive salaries and short-term benefits	$1,468	$1,434
Non-executive directors fees	241	245
Share-based payments	631	1,250

Total key management personnel compensation	$2,340	$2,929

17.	Segmented information:

All of the Company’s revenues are earned from the sale of gold and silver produced in Mexico. The Company’s non-current assets by geographic area are as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010

Mexico	$267,537	$240,051	$219,178
United States	41	145	346
Canada	115	163	27
Barbados	14	15	10

Total non-current assets	$267,707	$240,374	$219,561

For the year ended December 31, 2011, the Company had two customers accounting for 42% and 48% of total revenues (2010 – two customers accounting for 55% and 43%).

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

18.	Income taxes:

(a)	Deferred income tax liability:

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets (liabilities) as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010

Tax loss carry forwards	$11,442	$37,585	$39,978
Provision for closure and reclamation	2,090	1,375	965
Revolving credit facility	-	(50)	(669)
Inventory and other	(18,497)	(12,485)	(5,696)
Convertible notes	-	(877)	-
Mineral properties, development and deferred exploration costs	(42,728)	(37,613)	(40,835)

Total deferred tax liabilities	$(47,693)	$(12,065)	$(6,257)

As at December 31, 2011, no deferred tax assets are recognized on the following temporary differences, primarily related to jurisdictions other than Mexico, as it is not probable that sufficient future taxable profit will be available to realize such assets:

Year ended December 31,	2011	2010

Tax loss carry forwards	$9,010	$5,523
Mineral properties, development and deferred exploration costs	6,321	6,977
Financing costs	3,220	2,481
Unrealized foreign exchange	885	3,076

Unrecognized deferred tax assets	$19,436	$18,057

The Company has tax losses in various jurisdictions of approximately $25,263 (2010 - $149,254) expiring in various amounts from 2014 to 2031.

(b)	Income tax expense:

The Company’s tax expense is comprised of the following:

Year ended December 31,	2011	2010

Current tax expense	$4,392	$163
Deferred tax expense	35,627	5,809

Total income tax expense	$40,019	$5,972

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

18.	Income taxes (continued):

(b)	Income tax expense (continued):

The provision for income taxes differs from the amount calculated using the combined Canadian federal and provincial statutory income tax rate of 26.5% ( 2010 – 28.5%) as follows:

Year ended December 31,	2011	2010

Expected tax expense	$34,743	$568
Effect of difference in foreign tax rates	(803)	(1,484)
Share based compensation and other items	2,676	2,718
Foreign exchange	(335)	1,583
Deferred income tax assets not recognized	3,738	2,587

Total income tax expense	$40,019	$5,972

All deferred income tax expense recognized during the year relates to the Company’s subsidiaries in Mexico.

19.	Earnings per share:

The calculation of basic and diluted earnings per share for the relevant periods is based on the following:

Year ended December 31,	2011	2010

Net income (loss) for the purpose of calculating basic earnings per share	$91,087	$(3,978)

Effect of change in fair value of warrant derivative liability	1,054	-
Effect of change in fair value of convertible notes	(9,621)	-
Effect of convertible notes finance expense	8,400	-

Net income (loss) for the purpose of calculating diluted earnings per share	$90,920	$(3,978)

Year ended December 31,	2011	2010

Weighted average number of shares outstanding for the purpose of calculating basic earnings per share	81,159,911	66,311,998
Shares issuable on exercise of share options and warrants	2,564,222	-
Shares issuable on exercise of conversion options	7,513,022	-

Weighted average number of shares outstanding for the purpose of calculating diluted earnings per share	91,237,155	66,311,998

The effect of 1,195,000 shares issuable on exercise of share options for the year ended December 31, 2011 was anti-dilutive because the option prices exceeded the average market price of the underlying common shares during the period of CDN$13.05. The effect of 3,525,000 shares issuable on exercise of share options for the year ended December 31, 2010 was anti-dilutive because the Company recognized losses in the period.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

19.	Earnings per share (continued):

The effect of 4,598,350 shares issuable on exercise of share purchase warrants for the year ended December 31, 2010 was anti-dilutive because the Company recognized losses in the respective periods as a result of the change in fair value.

The effect of outstanding convertible notes of 7,811,985 for the year ended December 31, 2010 was anti-dilutive because the Company recognized losses in the respective periods as a result of the change in fair value, interest, and unwinding of the discount.

20.	Contingencies

The Company is subject to various investigations, claims and legal proceedings covering matters that arise in the ordinary course of business activities. Each matter is subject to various uncertainties and it is possible that some of these matters may have an unfavourable result for the Company.

In assessing loss contingencies related to legal proceedings that are pending against the Company, the Company and its legal counsel evaluate the perceived merits of any legal proceedings as well as the perceived merits of the amounts being sought. A provision is recorded for matters in which it is probable that an unfavourable outcome with a material outflow of resources will occur.

For the year ended December 31, 2011, the Company has various legal claims totalling approximately $2,000. The Company intends to vigorously defend itself and appeal any unfavourable decisions with respect to these claims. The ultimate result of these claims is uncertain as is the amount and timing of payments, if any, resulting from these claims.

21.	Subsequent events:

(i)	Proposed transaction:

On January 22, 2012, Pan American Silver Corp. (“Pan American”) and the Company entered into a definitive agreement (the “Arrangement Agreement”) whereby Pan American will acquire all of the issued and outstanding common shares of the Company by way of a plan of arrangement. Under the terms of the Arrangement Agreement, Minefinders shareholders will be entitled to elect to receive, in exchange for each Minefinders share held, either: (i) 0.55 shares of Pan American and CDN$1.84 in cash; or (ii) 0.6235 shares of Pan American; or (iii) CDN$15.60 in cash, subject to pro-ration under total aggregate cash and share pools of approximately CDN$176 million and approximately 53 million Pan American shares, respectively, on a fully-diluted basis. Assuming full pro-ration, shareholders of the Company will receive 0.55 shares of Pan American and CDN$1.84 in cash in exchange for each share held.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

21.	Subsequent events (continued):

(i)	Proposed transaction (continued):

The proposed transaction is subject to certain conditions, including court approval, the approval of not less than 66 2/3% of the votes cast by shareholders of the Company and 66 2/3% of the votes cast by shareholders and option holders, voting together as a single class at a special meeting that is expected to be held in March 2012, and not less than a majority of the votes cast in a special meeting of Pan American shareholders that is expected to be held on the same date. Pursuant to the Arrangement Agreement, the proposed transaction is also subject to applicable stock exchange and regulatory approvals and the satisfaction of certain closing conditions. The Arrangement Agreement also provides for reciprocal termination payments of CDN$42,000 and reciprocal expense reimbursement of payments of CDN$5,000 in certain specified circumstances.

(ii)	Stock options:

Subsequent to December 31, 2011, the Board of Directors of the Company resolved that the vesting of options granted under the 2011 Plan be accelerated such that all options shall be fully vested immediately prior to the Effective Time of the Arrangement. A total of 1,187,500 options outstanding at a price of CDN$15.40 would vest immediately.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

22.	Transition to IFRS:

IFRS 1, First-time Adoption of International Financial Reporting Standards, sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retroactively at the transition date with all adjustments to assets and liabilities recognized in retained earnings (deficit) unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position as at January 1, 2010:

  Share-based payment transactions:

IFRS 1 permits first-time adopters to not apply IFRS 2, Share-based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

  Borrowing costs:

IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets such as property, plant and equipment. IFRS 1 provides an exemption whereby the Company may prospectively capitalize borrowing costs for qualifying assets for which the commencement date is on or after January 1, 2010. The Company has elected this exemption and therefore has not capitalized borrowing costs previously expensed under Canadian GAAP.

  Foreign currency translation differences:

IFRS 1 permits the transfer of foreign currency translation differences recognized as a separate component of equity to deficit on the transition date. The Company has elected this exemption and reclassified $5,069 from accumulated other comprehensive income to deficit.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations and in the presentation of items on the statement of cash flows. The Company’s Canadian GAAP statements of financial position, comprehensive income and cash flows for the year-ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained below.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

22.	Transition to IFRS (continued):

(a)	Provision for closure and reclamation:

Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, a change in the current market-based discount rate will result in a change in the measurement of the provision whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for closure and reclamation recorded has been re-measured using the discount rate in effect at the transition date and an adjustment has been recorded to the corresponding asset.

(b)	Warrant liability:

At January 1, 2010, 4,599,500 warrants were outstanding and exercisable at a price of CDN$5.00. As the exercise price of the warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative as the Company will receive a variable amount of cash when the warrants are exercised. Accordingly, the warrants are recorded as a financial liability and stated at fair value at the end of each period. Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.

(c)	Conversion feature of convertible notes:

Under IFRS, the issuer’s option to settle in cash the obligation to issue shares upon conversion of the notes results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separated from the host contract, recognized at fair value on initial recognition and re-measured at fair value at the end of each period. Under Canadian GAAP, the conversion feature was considered an equity instrument and changes in fair value subsequent to initial recognition were not recognized. In addition, under IFRS, the transaction costs allocated to the derivative component are expensed in the period incurred.

(d)	Income taxes:

Under IFRS deferred tax has been recognized on temporary differences arising from differences between the functional currency in which an asset or liability is reported and its tax basis as determined in its local currency, translated at current exchange rates. Under Canadian GAAP, a deferred income tax asset or liability is not recognized for such a temporary difference.

Under IFRS there is an initial recognition exemption for temporary differences arising from assets or liabilities subject to a transaction that is not a business combination and, at the time of the transaction, do not affect profit and loss for accounting or tax purposes. No such exemption is available under Canadian GAAP. On transition to IFRS, a tax liability associated with an asset that did not constitute a business combination was reversed with an associated reduction of mineral property. In addition, the re-measurement of the provision for closure and reclamation and the related asset resulted in changes to temporary differences and the deferred tax liability.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

22.	Transition to IFRS (continued):

(d)	Income taxes: (continued)

Under IFRS, when an asset is revalued for tax purposes and that revaluation is not related to an accounting revaluation of an earlier period, or one that is expected to be carried out in a future period, the tax effect of the adjustments to the tax basis are recognized in profit or loss. Under Canadian GAAP, the tax effect of these adjustments is not recognized.

(e)	Presentation:

The classification of certain items within the statement of income and comprehensive income has been adjusted with no net effect to net income or loss. The presentation of the cash flow statement in accordance with IFRS differs from the presentation of the cash flow statement in accordance with Canadian GAAP. The changes made to the statements of financial position and statements of income and comprehensive income have resulted in reclassifications of various amounts on the statement of cash flows. However, as there have been no changes to the total operating, financing or investing cash flows, no reconciliations have been provided.

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

22.	Transition to IFRS (continued):

The January 1, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$30,406	$-	$30,406
Accounts receivable		4,219	-	4,219
Inventory		25,765	-	25,765
Prepaid expenses		1,950	-	1,950
		62,340	-	62,340

Mineral property, plant and equipment	(a)	217,874	1,687	219,561

Total Assets		$280,214	$1,687	$281,901

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$9,378	$-	$9,378
		9,378	-	9,378

Non-current liabilities:
Long-term debt		71,405	-	71,405
Provision for closure and reclamation	(a)	3,445	1,600	5,045
Deferred income taxes	(d)	-	6,257	6,257
Derivative and other financial liabilities	(b),(c)	-	46,405	46,405
		74,850	54,262	129,112

Total liabilities		84,228	54,262	138,490

Shareholders’ Equity:
Share capital		272,633	-	272,633
Equity portion of convertible notes	(c)	27,366	(27,366)	-
Share-based payment reserve		20,488	-	20,488
Deficit		(129,570)	(20,140)	(149,710)
Accumulated other comprehensive income		5,069	(5,069)	-
Total shareholders’ equity		195,986	(52,575)	143,411

Total liabilities and shareholders’ equity		$280,214	$1,687	$281,901

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

22.	Transition to IFRS (continued):

The December 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$126,927	$-	$126,927
Short term investments		40,004	-	40,004
Accounts receivable		7,283	-	7,283
Inventory		49,525	-	49,525
Prepaid expenses		1,454	-	1,454
		225,193	-	225,193

Mineral property, plant and equipment	(a),(d)	241,480	(1,106)	240,374

Total assets		$466,673	$(1,106)	$465,567

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$10,396	$-	$10,396
Current portion of long-term debt		47,402	-	47,402
		57,798	-	57,798

Non-current liabilities:
Long-term debt		46,503	-	46,503
Provision for closure and reclamation	(a)	4,582	2,383	6,965
Deferred income taxes	(d)	10,144	3,521	13,665
Derivative and other financial liabilities	(b),(c)	-	57,217	57,217
		61,229	63,121	124,350

Shareholders’ Equity:
Share capital		416,662	-	416,662
Equity portion of convertible notes	(c)	25,193	(25,193)	-
Share-based payment reserve	(c)	24,171	(2,126)	22,045
Deficit		(123,449)	(31,839)	(155,288)
Accumulated other comprehensive income		5,069	(5,069)	-
Total shareholders’ equity		347,646	(64,227)	283,419

Total liabilities and shareholders’ equity		$466,673	$(1,106)	$465,567

MINEFINDERS CORPORATION LTD.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

22.	Transition to IFRS (continued):

The Canadian GAAP income statement for the year ended December 31, 2010 has been reconciled to IFRS as follows:

		Canadian	Effect of
		GAAP as	transition
	Note	reported	to IFRS	IFRS

Revenue		$92,881	$-	$92,881

Cost of sales:
Production costs	(e)	44,257	506	44,763
Royalties		2,740	-	2,740
Amortization and depletion		10,094	-	10,094
		57,091	506	57,597

Mine operating earnings		35,790	(506)	35,284

Expenses:
Exploration	(e)	4,766	548	5,314
Corporate administration	(e)	6,701	1,780	8,481
Share-based compensation expense	(e)	2,834	(2,834)	-
		14,301	-	13,795

Income from operations		21,489	-	21,489

Other income (expense):
Finance income		186	-	186
Finance expense	(a)	(10,917)	(49)	(10,966)
Change in fair value of derivative liabilities	(b),(c)	-	(10,812)	(10,812)
Loss on disposal of assets		(11)	-	(11)
Gain on exchange of convertible notes		25	-	25
Foreign exchange		2,083	-	2,083
		(8,634)	(10,861)	(19,495)

Income before income taxes		12,855	(10,861)	1,994

Income tax expense		6,734	(762)	5,972

Net income (loss) and comprehensive income (loss) for the year		$6,121	$(10,099)	$(3,978)